March 24, 2005



Via Facsimile at (212) 715-8000 and U.S. Mail

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, NY  10022

	Re:	Secured Income L.P.
Schedule 14D-9 filed March 21, 2005
SEC File No. 5-54251

Dear Mr. Placenti:

	We have the following comments on your filing.
Schedule 14D-9
Item 1. Subject Company Information, page 1

1. Please advise us as to whether this Schedule 14D-9 is intended to satisfy Secured Income`s obligation to state its position with respect to the tender offer pursuant to Rule 14e-2. If this Schedule is intended to satisfy such requirement, please revise to include a reference to the subject company as the filing person here, on the cover and signature pages and provide responses on behalf of the subject company to Items 2, 4, 6 and 7 of this Schedule. To this end, you may wish to clarify that the position stated by you as one of the general partners is stated on behalf of Secured Income. Otherwise, please advise us as to why this Schedule should not be so revised and, as one of the general partners of the subject company, tell us why the subject company has not stated its position within the 10 business day timeframe as required pursuant to Rule 14e-2.


Item 4. The Solicitation or Recommendation, page 3
2. We note your recommendation against accepting the Offer and your belief that a sale of the Properties "may realize greater value" and
"could lead to higher returns." Please revise to provide the basis for your belief. Considering you are in receipt of written offers for the Properties, please elaborate upon your belief by quantifying the liquidation value of the Partnership. Further, provide unit holders with additional information regarding the pending offers for the Properties. Do you plan on asking the offerors to increase the consideration for the Properties? We note, for example, your indication that the purchase price offer for the Fieldpointe property is $22,000,000 and comparing this to the Gross NOI valuation prepared by the bidder, it would seem that this purchase price is too low. Also, you indicate that a sale of the Properties "could be accomplished within the next six months." Advise holders as to where you are in this process.
3. We note your indication that the terms of the limited partnership agreement prohibit a transfer of units if that transfer would cause
50% or more of the Units to be transferred within 12 months. Considering you were the subject of several tender offers within the last 12 months, advise holders as to whether you believe this restriction will be triggered. For example, was it triggered in the prior tender offers?

Item 8. Additional Information, page 6
4. We note your indication that affiliates of your general partner have purchased Units from Unit holders on an unsolicited basis and that you and/or they may continue this practice, including during the pendency of the Offer. Please confirm to us that these purchases will not violate Rule 14e-5 and explain why.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the subject company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the subject company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the subject company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged"
as correspondence.  If the information you provide in response to our
comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new
information.
      If you do not agree with a comment, please tell us why in
your
response. Direct any questions regarding our comments to me at
(202)
942-2801.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

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March 24, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE